APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

SUSTAINABILITY CPE INC
Balance Sheet - unaudited
For the period ended 1/1/2020 - 3/31/2020

	Current Period	Prior Period
	31-Mar-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ 100.00	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	100.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 100.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		100.00		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		100.00		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	100.00	$	-
Balance Sheet Check		-		-

I, William B. Hamner, certify that:

1. The financial statements of Sustainability CPE Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Sustainability CPE Inc. has not been included in this Form as Sustainability CPE Inc. was formed on 03/12/2020 and has not filed a tax return to date.

Signature

William Hamner
DocuSigned by:
5727922E9E574C8...

Name: William Hamner

Title: President